Rule 424(b)(3)
                                         File Nos. 333-114270 and 333-114270-03
PRICING SUPPLEMENT NO. 6 DATED May 20, 2005
     (To Prospectus Dated April 21, 2004 and Prospectus Supplement Dated February 7, 2005)

                                              COUNTRYWIDE FINANCIAL CORPORATION
                                                    Medium-Term Notes, Series A
                                     Due Nine Months or More From Date of Issue
                                         Payment of Principal, Premium, if any,
                           and Interest Fully and Unconditionally Guaranteed by
                                                   COUNTRYWIDE HOME LOANS, INC.
                                                           Fixed Rate Notes


Trade Date:                May 20, 2005                      Book Entry:    |X|
Issue Price:               96.825%                           Certificated:  |_|
Original Issue Date:       May 27, 2005 Principal Amount:           $20,000,000
Stated Maturity Date:      May 27, 2020 Net Proceeds:               $19,365,000
Interest Rate:             5.25%       Specified Currency:         U.S. Dollars


Exchange Rate Agent:       N/A

Agent:                     Countrywide Securities Corporation

Minimum Denomination:      $1,000
     Interest Payment Dates: Monthly on the 27th day of each month, commencing on June 27, 2005
Record Dates: Monthly on the 12th day of each month

Redemption:                                               Repayment:

     Check box opposite applicable paragraph: Check box opposite applicable paragraph:
     |_| The Notes cannot be redeemed prior to maturity. |X| The Notes cannot be repaid prior to maturity.
     |X| The Notes may be redeemed prior to maturity. |_| The Notes may be repaid prior to maturity.
     Initial Redemption Date:  May 27, 2008           Optional Repayment Dates:
     Initial Redemption Percentage: 100%
     Annual Redemption Percentage Reduction, if any:

Estate Option:  Check box if the Estate Option is applicable  |X|

     Additional/Other Terms: The notes may be redeemed on the 27th of any May or November, in whole or in part, on or after the Initial Redemption Date, upon 10 business days' notice to the Holder



     The Notes to which this Pricing Supplement relates will constitute unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation. As of March 31, 2005, Countrywide Financial Corporation, on an unconsolidated basis, had no secured indebtedness outstanding, $630,002,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Financial Corporation and will rank equally with the Notes to which this Pricing Supplement relates, and $235,913,000 of intercompany notes payable. As of that date, Countrywide Home Loans, Inc. had $15,635,132,000 aggregate principal amount of secured indebtedness outstanding, including $9,437,648,000 of intercompany borrowings, and $25,233,028,000 aggregate principal amount of unsecured and unsubordinated indebtedness outstanding, which indebtedness ranked equally with the other unsecured and unsubordinated indebtedness of Countrywide Home Loans, Inc. and will rank equally with the Guarantees to which this Pricing Supplement relates.

     You should rely only on the information contained or incorporated by reference in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus. Countrywide Financial Corporation and Countrywide Home Loans have not, and the Agent(s) have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Countrywide Financial Corporation and Countrywide Home Loans are not, and the Agent(s) are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this Pricing Supplement and the accompanying Prospectus Supplement and Prospectus is accurate as of the date on the front cover of this Pricing Supplement only. The business, financial condition, results of operations and prospects of Countrywide Financial Corporation and Countrywide Home Loans may have changed since that date.